FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 3, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 3, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: July 3, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

PRESS RELEASE New York and Stockholm – July 3, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM APPOINTS NEW CHIEF FINANCIAL OFFICER

New York and Stockholm – July 3, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that Francois-Xavier Roger will be joining the company on September 1, 2008 as the company’s Chief Financial Officer.

Francois-Xavier Roger joins Millicom from Groupe Danone where he served as Vice-President Corporate Finance since 2006 and previously as Chief Financial Officer for Danone Asia from 2000 to 2005.

Millicom’s current Chief Financial Officer, David Sach, will be leaving the company at the end of the calendar year to pursue other opportunities. Francois-Xavier Roger and David Sach will work together to ensure a smooth transition.

 Marc Beuls, CEO of Millicom commented, "We are very pleased to welcome Francois-Xavier Roger to Millicom as his wide experience of the fast moving consumer goods sector in emerging markets will be important to us in taking Millicom forward to the next stage of its development. We thank David Sach for his contribution to Millicom over the last three years."

Notes to editors:

Francois-Xavier Roger is a French national with extensive experience of emerging markets and the fast moving consumer goods industries. He has worked for Danone since 2000, including as CFO for Danone Asia based in Singapore from 2000-2005. Prior to this he worked at Aventis and at Hoechst Marion Roussel where he managed businesses for Hoechst in Asia, Africa and Latin America. He majored in Marketing for his MBA at The Ohio State University and has a Masters degree in Major Accounting from Audencia Business School in France. He is a native French speaker but fluent in English and Spanish.

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com